Exhibit 99.1

Invitel Holdings A/S Announces Final Closing of Equity Transaction Between TDC A/S and Mid Europa Partners

NEW YORK--(BUSINESS WIRE)--November 23, 2009--Invitel Holdings A/S (NYSE Amex U.S.:IHO) (“Invitel”) announced today the completion of the second and final stage of the acquisition by Mid Europa Partners Limited (“Mid Europa”) of the Invitel shares held by TDC A/S (64.6% of the outstanding shares, TDC’s entire shareholding), which has resulted in Mid Europa becoming the controlling shareholder of Invitel. On November 2, 2009, TDC transferred 1/2 of its 64.6% equity stake to Mid Europa. Following the receipt of the final regulatory approval to the transaction last week, TDC transferred the remaining 1/2 of its equity stake to Mid Europa today.

As a result of the completion of the final stage of the equity transaction, the two alternate directors (Thierry Baudon and Michael Krammer) have replaced the two remaining TDC representatives on Invitel’s board of directors (Morten Bull Nielsen and Henrik Scheinemann).

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband internet services provider in the Republic of Hungary. In addition to delivering voice, data and internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about the Invitel Group. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

CONTACT:
Invitel Holdings A/S
Hungary:
Chief Financial Officer
Robert Bowker, (011) 361-801-1374
or
U.S.:
General Counsel
Peter T. Noone, 206-654-0204